Exhibit 99.1

For Immediate Release

WEST FRASER ANNOUNCES INDEFINITE CURTAILMENT OF PERRY SAWMILL

VANCOUVER, B.C., January 10, 2023 – West Fraser Timber Co. Ltd. (“West Fraser” or the “Company”) (TSX and NYSE: WFG) announced today that it will indefinitely curtail its Perry Sawmill in Florida later this month. Today’s decision is the result of high fiber costs and softening lumber markets.

The indefinite curtailment of Perry Sawmill will impact approximately 126 employees and will reduce West Fraser’s US lumber production by 100 million board feet. West Fraser expects to mitigate the impact on effected employees by providing work opportunities at other West Fraser operations.

High fiber costs at Perry and a low-price commodity environment have impaired its ability to profitably operate. The indefinite curtailment of Perry Sawmill better aligns our production capacity with demand.

West Fraser anticipates taking an impairment charge in the fourth quarter of 2022 associated with the indefinite curtailment.

About West Fraser

West Fraser is a diversified wood products company with more than 60 facilities in Canada, the United States, the United Kingdom, and Europe. From responsibly sourced and sustainably managed forest resources, the Company produces lumber, engineered wood products (OSB, LVL, MDF, plywood, and particleboard), pulp, newsprint, wood chips, other residuals, and renewable energy. West Fraser’s products are used in home construction, repair and remodelling, industrial applications, papers, tissue, and box materials. For more information about West Fraser, visit www.westfraser.com.

Forward-Looking Statements

This news release contains forward-looking information or forward-looking statements (collectively, “forward-looking statements”) within the meaning of applicable securities laws, including those relating to the Company’s indefinite curtailment of the Perry Sawmill, anticipated impairment charge in the fourth quarter of 2022 as well as related workforce impact and our ability to mitigate the impact on effected employees and better align production capacity with demand. Any such forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us considering our experience and our perception of historical trends and current conditions, including our assessment of higher fiber supply costs, the low-price commodity environment and our ability to operate the Perry Sawmill profitably and are subject to inherent risks and uncertainties. Readers should also refer to the risk factors set forth in the Company’s annual information form and management’s discussion and analysis for the year ended December 31, 2021, each dated February 15, 2022, as updated in our management’s discussion and analysis for the nine months ended September 30, 2022, dated October 26, 2022, each available at SEDAR (www.sedar.com) and EDGAR (www.sec.gov/edgar.shtml). There can be no assurance that the plans, intentions, or expectations upon which forward-looking statements are based will be realized. Actual results may differ, and the difference may be material and adverse to the Company and its shareholders. Except as may be required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

For More Information

Media Contact

Joyce Wagenaar

Director, Communications

Tel. (604) 817-5539

media@westfraser.com

Investor Contact

Robert B. Winslow, CFA

Director, Investor Relations & Corporate Development

Tel. (416) 777-4426

shareholder@westfraser.com